Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

February 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Fidelity & Guaranty Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-267180

Request for Withdrawal of Post-Effective Amendment

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Fidelity & Guaranty Life Insurance Company, we respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 1 (“Amendment”) to the above referenced Registration Statement as filed with the SEC on January 29, 2024 (Accession No. 0001193125-24-017769).

We request withdrawal of the Amendment because the Registrant will not proceed with the product modifications within the time frame indicated in the Amendment. As a result, we respectfully request withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter.

The Amendment is not effective and no securities have been sold in connection with the Amendment. Please note that we are filing this request for a withdrawal of the above referenced Amendment only and are not withdrawing the entire Registration Statement.

If you have any questions, or require any additional information, please contact me at 202.383.0158 or steveroth@eversheds-sutherland.com. Thank you for your assistance with this filing.

Sincerely,

/s/ Stephen E. Roth
Stephen E. Roth

cc:	Andrea Magovern, Assistant Director, Division of Investment Management

Emily Roland, Senior Counsel, Division of Investment Management

Jodi Ahlman, Fidelity & Guaranty Life Insurance Company

Scott H. Rothstein, Eversheds Sutherland (US) LLP

SER/shr

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